SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2025

GelStat Corp.
(Exact name of issuer as specified in its charter)

Delaware	90-0075732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 SE 2nd Avenue, Suite 2000
Miami, Florida 33131
(Full mailing address of principal executive offices)

(772) 212-1368
(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” “the company,” or “GelStat” refer to GelStat Corp., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects, and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

These factors include, among other things:

•	Our ability to raise sufficient funding to support current operations and grow into new businesses and our dependence upon external sources for the financing of our operations;

•	our ability to attract or maintain a critical mass of users to accept our products in a cost-effective manner;

•	our limited operating history and an evolving and unpredictable business model that may never generate meaningful revenues. A purchaser of shares of common stock will have limited benefit in reviewing the company’s long-term prior performance;

•	the amount and nature of competition from companies in the industrial security and controls automation marketplace;

•	our success establishing and maintaining contractual business arrangements; and

•	our ability to raise capital to achieve sufficient scale and achieve growth and long-term profitability.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed December 15, 2021, as the same may be amended or supplemented from time to time. Please also refer to “Recent Developments – Additional Risk Factor.”

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

Until 2023, GelStat had been solely a consumer health care company dedicated to the cost-effective development and marketing of over-the-counter (OTC) and other non-prescription consumer health care products.

Starting in 2022, due to the lack of material success in its traditional market, GelStat management began evaluating business expansion strategies that would take it beyond its traditional market. These strategies included forming new divisions to utilize the current knowledge and expertise of its senior management in the areas of science, technology, engineering, and mathematics (STEM). During 2022, management was engaged in reviewing potential opportunities in the security management market, specifically for correctional facility management and also a “waste to energy” technology that would encompass licensing and operating a proprietary technology currently available in Europe. (See “Recent Developments” below.)

1

Our primary source of working capital has been funds raised in the Regulation A+ offering, convertible notes and a revolving credit line provided by the Company’s Chairman. During 2023, we raised working capital through the issuance of two convertible notes in the amount of $165,000 for the purchase of certain assets from a third-party company and an additional $120,000 from a shareholder along with the restructuring of a previous convertible note from that shareholder for a period of 24 months. In addition, our Chairman invested an additional $32,500 and agreed to restructure the revolving credit line into a new, 24 months convertible note for a total amount of $210,371. The balance on that line of credit was $169,290  on December 31, 2024. On January 1, 2025, our Chairman invested an additional $30,000 for three months with interest only payments of 1% per month and an ability to extend for a further 3 months on the same terms. On April 1, the Company opted to extend the term for a further 3 months. On July 1, 2025, our Chairman agreed to invest the principal into a longer-term instrument and the Company entered into a revised convertible note on July 1, 2025 which included the additional $30,000 loan.

Following the discontinuation of our natural pharmaceutical operations, management took the decision to empty and close our warehouse in Stuart, Florida and made an agreement to terminate the lease early with the landlord. The landlord accepted a convertible note in the amount of $41,158 as full and final settlement of all past rent and early termination penalties.

In early 2023 GelStat, renegotiated a support contract for a number of government facilities, including correctional and administrative judicial buildings for a county in South Florida. Initially using originally installed third-party systems, GelStat personnel and contractors began the support of the facilities security systems, which were eventually included as part of the asset purchase from the third-party company. With the formation of GSAC Engineering Corporation (“GSACe”) as a wholly owned subsidiary, GSACe assumed control of the support operations and instituted regular, ongoing maintenance and support of the facilities. In early 2025, the Company entered into a long-term support and maintenance agreement for a period of four years with the client on similar terms to those previously agreed. That support contract will remain in effect until early 2029. Late in 2023, GSACe began negotiations with a chemical production facility in Georga and now provides support services for their security systems. GelStat, through these initial efforts recorded the first meaningful revenues for GelStat in several years and those revenues grew further in 2024 and 2025.

Recent Developments

New Division Formation

On March 8, 2023, the Company announced the formation of a new subsidiary, GSAC Engineering (“GSACe”). The new subsidiary plans to initially focus on developing innovative technology for the industrial security and renewable energy markets. In particular, the new subsidiary is pursuing two broad initiatives which include identifying technology that it plans to develop or acquire in support of new projects related to an industrial security system and the chemical recycling of plastic into fuel.

Management has significant experience and background in engineering and related services including experience at different Fortune 500 industrial and technology companies. Such experience includes project implementation in information technology, industrial security, machine vision applications and other related technology fields.

The Company plans to develop new customers to grow revenues or acquire existing projects where a revenue stream can be quickly acquired. In addition, due to the extensive funding required to initiate the pilot project in the “waste to energy” market, the Company is currently negotiating to have the owner of the technology partially fund the initial pilot pending the identification of the first site which has not been accomplished at this time. The Company is currently pursuing initial funding for the project and expects to have such funding in place by early 2026.

As discussed below, an offer was made to acquire certain assets from a third party related to the Company’s plan to enter the industrial security market. The expectation was that the offer would be consummated with certain rights to ongoing or future identified revenue streams.

Acquisition of Assets

On February 1, 2023, the Company entered into a binding memorandum of understanding with Duos Technologies, Inc. (“Duos”), to acquire all of the assets related to its Intelligent Corrections Automation System (“ICAS”) including intellectual property for the associated software, trademarks as well as the support of any clients using the system none of which were under contract at the time. The deal was valued at $165,000 based on the value of a service contract with a client which was subsequently secured and the estimated value of the software acquired although this has not been independently valued. The seller accepted an offer which included payment by the issuance of a two-year convertible note with a conversion price of $0.003 per share, plus five-year warrants with a strike price of $0.01. The definitive agreements were agreed and the deal closed on July 1, 2023. In June 2025, an extension to the convertible note was agreed to with the seller. (see Note XX, “Subsequent Events”)

New Contracts

Prior to conclusion of the asset purchase agreement from Duos, GelStat, on behalf of the newly formed engineering subsidiary, GSAC Engineering, secured an annual support and services recurring revenue contract with a regional government entity in the state of Florida covering multiple facilities. The agreement was renewed in early 2024 and the Company was awarded a new 4-year contract to provide services and support with higher revenues and contracted annual price increases during the term. The new contract will expire in early 2029.

In late 2023, the Company began providing technical support and installation services for a plant in Georgia and was subsequently added to their approved vendor’s list. Both clients are expected to provide revenues in 2025 and beyond and GSACe is currently pursuing additional customers for business growth in this market segment.

2

Additional Risk Factor

Our auditor has identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

Although our auditor has concluded that our consolidated financial statements present fairly, in all material respects, the results of operations, financial position, and cash flows of our company and its subsidiaries in conformity with generally accepted accounting principles, our auditor has identified a material weakness in internal control over financial reporting related to the lack of segregation of accounting duties. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We are initiating remedial measures including updates to our internal IT systems and identification of certain other processes which may be implemented to improve these controls within the spectrum of a very small staff. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our financial results. If we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, your investment in us may lose some or all of its value.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

•	our ability to access additional capital and the size and timing of subsequent financings;

•	our ability to obtain funding required for the hiring of sales and marketing resources to expand the customer base;

•	the rate of progress and cost of development activities; and

•	the ability to obtain additional funding to secure licensing and implement operations for our planned waste recycling business.

Results of Operations

Six Months Ended June 30, 2025 and 2024

Revenues

Revenues for the six months ended June 30, 2025 increased by 12% or $13,802 in comparison to 2024, as a direct result of deploying and expanding the business for the technologies and intellectual property previously acquired. Revenues include one-year recurring services contracts to support existing installations of the recently acquired technology and additional installation projects which integrate those technologies. The increase in revenues compared to prior periods is the result of consistent efforts in the newly identified markets where the Company has been successful in securing recurring revenue services contract from its new division.

During the six months ended June 30, 2025, our customer base and revenue streams have grown to four clients who continue to express their confidence in our operation by contracting for add-on products and services.

Cost of Goods Sold

Cost of goods sold decreased $8,335 during the six months ended June 30, 2025 in comparison to 2024, primarily due to a successful shift in our business model toward offering a higher proportion of proprietary, internally developed products and services. As a result, total gross margin was 90.6% in the first six months of 2025 and 82.2% in the same period of 2024.

Personnel Costs

Wages and benefits for the six months ended June 30, 2025 decreased $38,187 compared to 2023, primarily as a result of increased efficiency in operations with the use of temporary and contract staff resulting in a more stable operating and cashflow patterns.

3

Legal, Professional and Consulting

Professional fees consist of costs attributable to consultants and contractors who primarily spent their time on legal, accounting, product development, and business development. Such costs decreased by $139,578 or -81.5% during the six months ended June 30, 2025 compared to 2024. The significant decrease is a result of reduced costs for legal expenses incurred in 2024 to restructure the Company and exit from the previous pharmaceutical operations. These expenses were one-time in nature and are not expected to be necessary going forward. Other expenses in this category are the result of higher revenues in the operating part of our business, increased professional fees for professional oversight of the Company and other expenses necessary to support growing operations. These additional costs are supported by a growing revenue base and a focus on expenses by the management team as a part of the ongoing business.

Selling, General and Administrative

Selling, general and administrative costs increased by $37,512 during the six months ended June 30, 2025 in comparison to 2024, mostly due to processes and infrastructure to support the new business operations. We continue to expect these numbers to increase as we ramp up our operations albeit at a slower rate than the increase in revenues and gross margin.

Stock Compensation

Stock compensation during the six months ended June 30, 2025 was a total of $63,967, a material increase of $37,512, compared to 2024, as a result of an increase in the size of the Board of Director from three to five members. The increased Board is considered important for additional oversight as a result of the better current and anticipated overall performance of the business.

Other income (expense), net

Other expense during the six months ended June 30, 2025 was $48,349 which consisted mostly of interest expense compared to $56,283 of other expense in 2024 which was also primarily interest expense and represents a reduction in interest costs and liabilities during the period as a result of a more stable revenue base of the industrial security operation. The Company has used debt rather than equity to reduce the dilution effect of additional common stock being issued.

Net loss

Net loss during the six months ended June 30, 2025 decreased by $89,548 in comparison to the net loss incurred during 2024, a significant improvement primarily as a net result of improved gross margins and lower overall operating expenses.

On an earnings-per-share basis, we saw no material change in loss per share from ($0.00) during the six months ended June 30, 2025 to ($0.00) during the six months ended June 30, 2024.

Liquidity and Capital Resources for Six Months Ended June 30, 2024 and 2023

As of June 30, 2025, we had $9,627 in cash and $223,823 of total current assets, and $738,867 of current liabilities, resulting in a working capital deficit of $515,044 compared to $6,672 in cash and $52,592 of total current assets, and a working capital deficit of approximately $765,416 as of June 30, 2024.

Net cash used in operating activities was $(30,988) for the period ended June 30, 2025, compared to net cash used of $(48,453) for the period ended June 30, 2024. The use in net cash for operating activities was largely attributed to a large increase in expenses related to one-time legal fees with net operating losses increased by accrued interest of note issuances and other accrued expenses.

Overall operating expenses were lower in the six months ended 2025 although the comparable period included a large amount of one-time legal fees. If these amounts are excluded, overall recurring operating expenses were slightly higher in line with the ongoing growth and development of the business. Management will continue to focus on controlling expense growth, reducing costs where possible but without impacting the long-term growth of the Company.

Net cash used for investing activities during the first six months of 2025 was $(141,224) compared to no cash used in 2024. An investment portfolio was created as a working capital resource to provide both improved margins on capital and reduced interest rates on loans.

Net cash provided by financing activities during the period ended June 30, 2025, was $173,013 and consisted of certain proceeds from long term and short term notes totaling $182,093 and slightly offset by repayments of $9,080 to a related party and the long term note.

We expect to continue generating and growing revenues from our ongoing operations related to the new division, GSACe. GelStat has also initiated efforts to expand operations into industrial chemical transformation processes although no contribution to revenues or net income are expected in the current fiscal year.  Our revenues are improving but are still unpredictable and may not be sufficient to fund all our operational needs. Accordingly, we anticipate that we will have negative cash flow from our operations and, therefore, will need to raise additional capital in order to fund our operations in 2025 and beyond.

In addition to incurring normal operating expenses, we intend to continue our research and development efforts for our new division and planned products for industrial security and waste management. We also expect to further develop our sales, marketing and manufacturing programs associated with the commercialization of our products. We currently do not have sufficient capital on hand to fully fund our proposed research and development activities and insufficient product development may negatively affect our future revenues.

4

As noted above, based on budgeted revenues and expenditures, unless revenues increase significantly, we believe that our existing and projected sources of liquidity may not be sufficient to satisfy our cash requirements for the next twelve months. Accordingly, we will need to raise additional funds in 2025. The sale of additional equity securities will result in additional dilution to our existing stockholders. Sale of debt securities could involve substantial operational and financial covenants that might inhibit our ability to follow our business plan. Any additional funding that we obtain through the issuance of equity or convertible debt is likely to reduce the percentage ownership of the Company held by our existing security-holders. The amount of this dilution may be substantial based on our current stock price and could increase if the trading price of our common stock declines at the time of any financing from its current levels. We may also attempt to raise funds through corporate collaboration and licensing arrangements. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to grant licenses on terms that are not favorable to us. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain the additional funding needed, we may have to further reduce our current level of operations, or, may even have to totally discontinue our operations.

We are subject to many risks associated with early-stage businesses, including the above discussed risks associated with the ability to raise capital.

Plan of Operations

Since 2022, GelStat has pursued its development strategy, leveraging executive leadership’s core competencies, and bringing additional products and services to market. These actions have evolved into our new GSAC Engineering (“GSACe”) division which has developed and acquired a collection of technologies directed towards Medium to High Security and Industrial Control services. An additional energy division, having secured rights and resources for unique technologies to process plastic waste in North America, is being prepared for deployment and fund raising. We are committed to continuing research and development once sufficient funding is available, while evaluating opportunities to grow through acquisition or synergy.

Early in 2023, GSACe started generating revenue through dedicated service commitment, meeting customer’s requirements, and adapting to demanding environments. This ongoing services business is expected to grow substantially in the future and our goal is for GSACe to scale and achieve profitable operations after absorbing a significant portion of GelStat operation costs.

Trends Information

Security and Control

GSACe entered the market for industrial security due to the increasing requirement for products, services and software to address the increasing issues faced by all private and public facilities, such as manufacturing sites, retail establishments and detention facilities. The trends for changes in the law and approaches by law enforcement to general criminality indicate that this trend is likely to continue. Our focus will be to secure an increasing part of this growing market.

According to a number of sources including dataintelo.com and businessresearchinsights.com, the Total Addressable Market (TAM) for Industrial Security including Correctional Institutions, spans several segments such as physical security systems, surveillance, access control, perimeter protection, and facility management. Specific to GelStat the applicable segments include:

Industrial Security Market

•	Global Industrial Physical Security Market (including surveillance, access control, perimeter protection) is expected to be in the USD 25–30 billion range. This is driven by sectors like manufacturing, energy, utilities, and logistics and includes technologies such as:
o	CCTV and intelligent video analytics.
o	Biometric and RFID access control.
o	Intrusion detection and perimeter fencing.
o	Facility management and emergency response systems.

•	Global Correctional Facilities Security Technologies is projected to reach USD 10.6 billion by 2032, growing at a CAGR of 6.9%. GelStat has expertise or is developing systems including video surveillance and access control representing 50% of market value.

5

Combining industrial physical security and correctional facility security, the global TAM likely exceeds USD 35–40 billion, with steady growth driven by:

•	Rising threats to physical infrastructure.
•	Increased automation and remote monitoring.
•	Government and private sector investments in secure facilities.

GSACe has entered the market for industrial security with a high customer demand for effectiveness and reliability. We provide our customers with unique ad-hoc solutions, leveraging component and software items and ensuring continued operations under duress. GSACe customers include detention, chemical storage, and ammunition manufacturing facilities.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have any off-balance sheet arrangements.

Going Concern

Our independent auditor has expressed substantial doubt about our ability to continue as a going concern given our reoccurring low cash flows, and working capital deficiencies as well as a low liquidity level in comparison to its short-term obligations. Furthermore, our auditor identified material weaknesses. Our future is dependent upon our ability to obtain financing and upon our ability to develop new markets for future profitable operations. These factors raise substantial doubt that we will be able to continue as a going concern.

Regulation A Offering

We launched a Regulation A offering on December 18, 2021. To date, 33,333,333 shares of common stock were sold to one investor at a price of $0.003 per share. For the twelve months ended December 31, 2021, the amount raised pursuant to the Regulation A offering totaled $100,000, which we have used for working capital. We were not successful in raising additional amounts from the offering in 2022 and the current offering prospectus has now expired.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any.

Item 2.	Other Information.

None

6

Item 3.	Financial Statements.

F-1

GelStat Corporation

Consolidated Balance Sheets

	June 30,	December 31,
	2025	2024
	(Unaudited)
Assets

Current Assets
Cash	$9,627	$8,825
Accounts receivable	45,589	57,063
Marketable securities	61,785	—
Derivative assets, fair value	101,623	—
Debt securities, held-to-maturity (current portion)	4,995	—
Other current assets	204	—
Total Current Assets	223,823	65,888

Debt securities, held-to-maturity (non current portion)	5,665	—
Intangible Asset, net	90,000	105,000

Total Assets	$319,488	$170,888

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable	$223,915	$232,365
Accrued expenses	299,076	290,004
Other current liabilities	37,700	20,967
Short term loan payable	15,009	—
Derivative liabilities,fair value	32,844	—
Deferred revenue	77,677	10,791
Related party Loans (current portion)	48,173	22,970
Convertible note, net of discount	4,473	417,095
Total Current Liabilities	738,867	994,192

Other Liabilities
Related party Loans (non current portion)	143,275	169,290
Convertible notes, net (non current portion)	638,690	55,200
Total Other Liabilities	781,965	224,490

Stockholders’ Deficit
Common stock, $0.01 par value, 5,000,000,000 shares authorized;
3,740,434,945 and 2,990,434,946 shares issued and outstanding at June 30, 2025 and December 31, 2024	37,404,349	29,904,349
Additional paid-in-capital	(17,096,647)	(9,821,647)
Deferred stock compensation	(485,667)	(312,134)
Accumulated deficit	(21,029,005)	(20,818,362)
Accumulated other comprehensive loss	5,626	—
Total Stockholders’ Deficit	(1,201,344)	(1,047,794)

Total Liabilities and Stockholders' Deficit	$319,488	$170,888

See accompanying notes to unaudited financial statements

F-2

GelStat Corporation

Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2025	2024	2025	2024

Revenues	$80,081	$77,923	$129,039	$115,236

Gross Profit	69,164	57,441	116,891	94,754

Operating expenses:
Personnel costs	48,443	32,295	113,264	94,425
Legal, professional and consulting	29,947	8,881	31,582	171,160
Selling, general and administrative expenses	28,467	13,579	70,372	32,860
Stock compensation	31,984	20,109	63,967	40,217
Total operating expenses	138,841	74,864	279,185	338,662

Other income(expense):
Dividend income	176	—	176	—
Interest income	132	—	132
Interest expense	(23,901)	(28,809)	(41,945)	(57,618)
Other income (expense)	910	823	910	1,335
Gain (loss) on sale of investments	(7,622)	—	(7,622)	—
Total Other expense	(30,305)	(27,986)	(48,349)	(56,283)

Net loss	$(99,982)	$(45,409)	$(210,643)	$(300,191)

Other comprehensive income (loss)
Change in unrealized gain (loss) on equity investments	5,626	—	5,626	—
Total other comprehensive income (loss)	5,626	—	5,626	—

Total comprehensive income	$(94,355.99)	$(45,409.14)	$(205,017.40)	$(300,191.23)

Net loss per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - basic and diluted	3,065,434,945	2,990,434,946	3,057,101,612	2,651,268,537

See accompanying notes to unaudited financial statements

F-3

GelStat Corporation

Consolidated Statement of Stockholders' Deficit

For the Six Months Ended June 30, 2024 and 2023

(Unaudited)

	Common Stock $0.01 Par Value		Additional Paid in	Deferred stock	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Compensation	Deficit	Gain (Loss)	Deficit
Balance December 31, 2023	1,809,874,946	18,098,749	1,960,742	(392,568)	(20,445,415)	—	(778,492)
Stock compensation	1,180,560,000	11,805,600	(11,805,600)	40,217	—	—	40,217
Warrants issued for debt conversion	—	—	20,139	—	—	—	20,139
Net loss for the six months ended June 30, 2024	—	—	—	—	(300,191)	—	(300,191)
Balance June 30, 2024	2,990,434,946	29,904,349	(9,824,719)	(352,351)	(20,745,606)	—	(1,018,327)

	Common Stock $0.01 Par Value		Additional Paid in	Deferred stock	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Compensation	Deficit	Gain (Loss)	Deficit
Balance December 31, 2024	2,990,434,946	29,904,349	(9,821,647)	(312,134)	(20,818,362)	—	(1,047,794)
Stock compensation	749,999,999	7,500,000	(7,275,000)	(173,533)	—	—	51,467
Other comprehensive income (loss)	—	—	—	—	—	5,626	5,626
Net loss for the six months ended June 30, 2025	—	—	—	—	(210,643)	—	(210,643)
Balance June 30, 2025	3,740,434,945	37,404,349	(17,096,647)	(485,667)	(21,029,005)	5,626	(1,201,344)

See accompanying notes to unaudited financial statements

F-4

GelStat Corporation

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(210,643)	$(300,191)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible asset	15,000	15,000
Amortization of loan discount	(2,444)	5,464
Stock compensation	63,967	40,217
Realized loss on sale of investments	7,622	—
Changes in operating assets and liabilities:
Accounts receivable	11,474	(22,654)
Other current assets	(204)	—
Accounts payable	(8,450)	156,502
Accrued expenses	9,072	(3,361)
Deferred revenue	66,886	65,062
Other current liabilities	16,733	(4,492)
Net cash used in operatng activities	(30,988)	(48,453)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchased for debt securities, held-to-maturity	(10,660)	—
Purchased for marketable secruities	(61,785)	—
Purchased for derivative instruments	(68,779)	—
Net cash provided by investing activities	(141,224)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments- related party	(8,409)	(21,785)
Loan repayments- long term note	(671)	—
Proceeds from related party loan	—	51,597
Proceeds from long term note	167,084	—
Proceeds from short term note	15,009	—
Net cash provided by financing activities	173,013	29,812

Net increase (decrease) in cash	801	(18,641)

Cash - beginning of period	8,825	25,313

Cash - end of period	$9,627	$6,672

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest	$5,010	$—
Taxes	$21,922	$981

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

OID issued to the convertible notes	$15,000	$—
Warrants issued to cancel debt	$—	$20,139

See accompanying notes to unaudited financial statements

F-5

GELSTAT CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2025 and 2024 (Unaudited)

NOTE 1 - Business

GelStat Corporation ("the Company" or "GelStat") is a publicly traded company trading under the symbol (“GSAC”) that is engaged in research, development, marketing and branding of innovative advanced technology operations. The Company’s strategy is to expand through organic growth and strategic acquisitions.

On May 22, 2023 the Company formed GSAC Engineering Corporation, a wholly owned subsidiary of GSAC. The subsidiary is dedicated to developing innovative technologies for clean energy and industrial security. The subsidiary’s vision is to create a more sustainable and secure future for customers and society. The Company is committed to integrating STEM (science, technology, engineering and math) into the Company’s processes and products, and believes that STEM skills are essential for solving complex challenges and creating value in the 21st century. On June 29, 2023, GSAC Engineering acquired key intellectual property of Duos Technologies, Inc (see Note 4) to give the Company greater opportunities in this sector.

NOTE 2- Liquidity and Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had a net loss of $210,643 and $300,191 for the six months ended June 30, 2024 and 2023 respectively. The Company had an accumulated deficit of $21,029,005 and a stockholders’ deficit of $1,201,344 as of June 30, 2025, and used $30,988 in cash flow from operating activities for the six-months ended June 30, 2025.

Management believes these conditions raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date these financial statements were issued. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows, and additional financing.

Management intends to raise money through the issuance of certain debt instruments, including Convertible Notes as well as planning a new Regulation A Funding to be filed in late 2025 or early 2026. During 2024 the Company raised $26,000 through the execution of convertible notes and received additional funds from related parties totaling $27,500 and it intends to use the issuance of convertible notes in the foreseeable future to provide liquidity to support expanded operations. Such funds will enable the company to develop and market its products and for its working capital needs. Management cannot provide any assurances that the Company will be successful in completing these undertakings and accomplishing any of its plans.

On March 19, 2025, the Company renewed a recurring revenue service contract totaling $557,094. The Company will receive payments over the 4-year term of the contract ending on January 31, 2029. Annual contract revenue will begin at $133,161 and escalate by 3% each following year during the term. The contract requires that the payment be made at the beginning of each contract period. In April 2025, the Company’s Chairman secured approximately $150,000 before fees in long term financing from an institution, the full amount of which is personally guaranteed by the Chairman. The Company assumed responsibility for the debt with the proviso that the funds be used for ongoing working capital requirements related to business development and that any excess funds be invested to produce a return sufficient to offset the costs of such financing.

NOTE 3 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the accrual basis of accounting and include the accounts of its wholly owned subsidiary GSAC Engineering Corporation.

Management's Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. The Company’s significant estimates include the valuation of realizability of intangible assets. Actual results could differ from these estimates.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it is a credit counterparty, and as such, it believes that any associated credit risk exposures are limited.

F-6

Risks and Uncertainties

The Company is undertaking a new business venture that is inherently subject to significant risks and uncertainties, including financial, operational, technological and other risks that could potentially have a risk of business failure.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash and equivalents for purposes of the statement of cash flows.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. As of June 30, 2025 and 2024, the Company did not record an allowance for uncollectible accounts.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the estimated useful lives. The Company assesses the potential impairment to its intangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Revenue Recognition

In accordance with ASC 606 revenue is recognized upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products and services. The Company recognizes revenue from sales of services over the life of a contract (typically 12 months) beginning the first month after the contract is signed. At the time a contract is signed, service fees are recorded as deferred revenue and are recognized as revenue ratably over the service period.

Cost of Revenue

Cost of revenues consists primarily of product costs and shipping and handling, which are directly attributable to the sale of services.

Advertising

Advertising costs, including the cost of promotional products, which totaled $0 and $5,940 for the six months ended June 30, 2025 and 2024, respectively charged to operations when incurred.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment, (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company periodically evaluates long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When triggering event indicators are present, the Company obtains appraisals on an asset-by-asset basis and will recognize an impairment loss when the sum of the appraised values is less than the carrying amounts of such assets. The appraised values, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised values projected in the evaluation of long-lived assets can vary within a range of outcomes. The appraisals consider the likelihood of possible outcomes in determining the best estimate for the value of the assets. For the six months ended June 30, 2025 and 2024, the Company did not record any impairment losses.

Income Taxes

The Company accounts for income taxes using Accounting Standard Codification (“ASC 740”) “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

F-7

Stock Based Compensation

The Company applies the fair value method of ASC 718, Share Based Payment, in accounting for its stock-based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable, and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing stock-based compensation.

Earnings or Loss per Common Share

Basic earnings or loss per share is calculated as the income or loss attributable to common stockholders divided by the weighted average number of shares outstanding during each period. Diluted earnings or loss per share is calculated by dividing the net income or loss attributable to common shareholders by the diluted weighted average number of shares outstanding during the year. Potentially dilutive securities are excluded from the computation if their effect would be anti-dilutive.

Derivative Instruments and Fair Value Measurement Derivative Instruments

The Company uses derivative financial instruments primarily for trading purposes and to manage exposure to market risks, including interest rate fluctuations and foreign currency, and commodity price fluctuations (if applicable). All derivative instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value in accordance with ASC 815, Derivatives and Hedging. Changes in the fair value of derivative instruments not designated as hedging instruments are recorded in earnings within the period in which the changes occur. The Company does not apply hedge accounting to its derivative positions. Accordingly, all gains and losses resulting from changes in fair value are reported in the consolidated statements of operations under “Other income (expense), net.” Fair values are determined using quoted market prices, dealer quotes, or valuation models that incorporate observable market inputs. The Company classifies these instruments within Level 1 or Level 2 of the fair value hierarchy, depending on the nature of the inputs used.

The Company actively monitors its derivative positions and associated market risks. Derivative contracts are subject to internal risk management policies and procedures, including limits on notional amounts and counterparty exposure. All positions are subject to Board oversight.

Recent Accounting Pronouncements

There are no other recent accounting pronouncements that are expected to have a material effect on the Company's financial statements.

NOTE 4 – Intangible Assets

On June 29, 2023, the Company acquired certain intellectual property of Duos Technologies, Inc., a Florida corporation. The Company exchanged a note for $165,000 for the assets which were valued at $150,000. The differential of $15,000 was recorded as an original issue discount (OID). The Company estimated the useful life of the technology to be 5 years. As of June 30, 2025, the accumulated amortization totaled $60,000.

NOTE 5 – Investment

On April 10, 2025, the Company entered into a $167,085 loan agreement with a related party. The loan was originally issued by Banker Healthcare Group LLC, held by a related party and later transferred to the Company. The loan proceeds were invested through Charles Schwab in a diversified mix of financial instruments, including US Treasury, EFTs and options. As of June 30, 2025, the market value of the Company’s investment portfolio totaled $130,564. These investments resulted in an unrealized gain of $5,626 and a realized loss of $7,622 for the six months ended June 30, 2025.

NOTE 6– Debt

Notes Payable

The Company’s notes payable relating to financing agreements consists of the following:

Notes Payable	June 30, 2025	Interest rate	December 31, 2024	Interest rate
Related party note payable	$191,448	—	$219,260	—
Less noncurrent portion	143,275		196,290
Current portion of related party note payable	$48,173		$22,970
Convertible notes, net of discount	$643,163	—	$472,295	—
Less noncurrent portion	638,690		55,200
Current portion of convertible notes	$4,473		$417,095

F-8

Related Party

The Company entered into an agreement with a related party on July 31, 2020, whereby the related party loaned the Company the aggregate principal amount of up to $78,750 in tranches, pursuant to a note, repayable on June 30, 2022. The note carried an annual interest rate of 12% and an Original Issue Discount (OID) of 5%. In addition, the Company issued warrants permitting the related party to purchase for cash 78,750,000 shares of the Company’s common stock at a price to be determined once sufficient authorized shares are available for issuance such that these shares do not exceed the amount of available authorized shares. On January 1, 2022, the note was modified to a principal balance of $132,285 along with $6,292 of accrued interest and the interest rate was modified to 10% per annum. On September 1, 2023, the note was restructured through the assumption of two personal loans of the lender and a cash payment in the amount of $3,470, assumption of a total of $43,997 plus accrued interest, and a conversion of the remaining balance of $106,003 on terms to be determined.

On January 1, 2024, the note was modified to a two-years convertible note in the amount of $210,371, convertible into Company Stock at $0.0004 per share and a warrant with a five-year term, exercisable up to 131,481,963 of common shares and an exercise price of $0.0004 per share. The modification includes a monthly payment of $1,250 per month until maturity on December 31, 2025. As of June 30, 2024, the outstanding balance was $168,763.

On December 2024, the Company received additional funds from related parties totaling $27,500. As the result of the additional financing, the Company modified the Original Issue Discount (OID) and increased the monthly payment to $1,500, effective July 1, 2025, for a term of two years. As of June 30, 2025, the outstanding balance was $191,448.

Convertible notes

On February 23, 2022, the Company issued a $120,000 convertible note at a discounted price of $100,000. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock.  The holder of the note has the right to convert all or part of the principal and interest into common stock. The maturity date of the convertible note was February 26, 2024.  In connection with the issuance of the convertible note, the Company issued a common stock purchase warrant to the same investor to purchase up to 10,000,000 shares of common stock. The common stock purchase warrant is exercisable through February 23, 2025, at a rate of $0.003 per share of common stock. On August 17, 2023, the note was modified to a principal balance of $240,000 at a discounted price of $220,000, the sum of original issue discount (OID) is $40,000 with a conversion of $0.0004 with a maturity date of August 17, 2025. The company will grant an additional 25% warrant coverage on the new investment with a three-year term and $0.0004 per share strike price. In September 2025, the loan term was extended by two years with no changes to existing terms and no additional OID. The company recorded note amortization of $5,000 and warrants issuance amortization of $5,409 for the six months ended June 30, 2025.

On July 22, 2022, the Company issued 2,000,000 common stock purchase warrants in connection with the issuance of a convertible note in the amount of $24,000 and received $20,000 in proceeds after discount and fees. The common stock purchase warrant is exercisable through July 22, 2025, at a rate of $0.003 per share of common stock. The company recorded note amortization of $996 as of June 30, 2024. On July 22, 2024, the previous $24,000 note was modified to a principal balance of $55,200 at a discounted price of $50,000, the company received an additional $26,000 on July 23, 2024. The additional original issue discount (OID) is $5,200 with a conversion price of $0.0004. The maturity date of the convertible note is July 22, 2026. In addition, the Company issued a three-year warrant permitting the seller to purchase up to 34,500,000 shares of common stock, at an exercise price of $0.0004 per share of common stock. The warrant was valued using the Black-Scholes pricing model resulting in a fair value of $3,072 which will be amortized over the three-year term of the note using the straight-line method. The company recorded note amortization of $1,300 and warrant insurance amortization of $512 as of June 30, 2025.

On June 14, 2023, the Company issued a two-year $41,158 convertible note to a vendor as a result of a settlement agreement for warehouse space. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock. In September 2025, the note term was extended by two years with no changes to existing terms and no additional OID.

As described in Note 4, the Company issued a two-year $165,000 convertible note which carries an original issue discount (OID) of 10%. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock. In addition, the Company issued a five-year warrant permitting the seller to purchase up to 55,000,000 shares of common stock, at a rate of $0.01 per share of common stock. The warrant was valued using the Black-Scholes pricing model resulting in a fair value of $22,155 which will be amortized over the five-year term of the note using the straight-line method. On June 25, 2025, the Company amended the loan agreement to increase the principal amount from $165,000 to $180,000 and extend a maturity date to June 29, 2027. The additional $15,000 was treated as additional original issue discount (OID). The company recorded note amortization of $3,750 and warrants insurance amortization of $5,539 as of June 30, 2025.

As described in Note 5, the Company entered into a $167,085 loan agreement with a related party. The loan was originally issued by Banker Healthcare Group LLC, held by a related party and later transferred to the Company. The loan matures in 12 years and requires monthly payment of $2,838 including interest. In addition, the loan includes an original issue discount (OID) of $17,297 which is being amortized over the life of the loan. As of June 30, 2025, the outstanding balance was $166,414 and $240 of OID amortization.

F-9

NOTE 7 – Accrued Salary

As of June 30, 2025 and 2024, the Company has accrued $290,004 and $281,871 in salary to its CEO.

On January 30, 2023, the Board of Directors approved a bonus in the amount of $100,000 payable in stock to its CEO and $198,000 in total to the members of the Board, $148,000 of such is payable in stock at the closing price on January 30, 2023, of $0.000975 per share, with vesting over 5 years. On February 15, 2023, the Company issued 139,487,180 shares of common stock.

On January 15, 2024, the Board of Directors ratified a previously awarded equity grant of 750,000,000 shares to its CEO and an aggregate 430,560,000 shares to its Board of Directors. On February 22, 2024, the Company issued 1,180,560,000 shares. All such shares are subject to 5-year vesting. As a result the Company recorded deferred stock compensation of $312,134 or approximately $0.0003 per share at December 31, 2024 and stock compensation expense of $80,434 for the shares that vested during the year ended December 31, 2024.

On January 15, 2025, the Board of Directors ratified a previously awarded equity grant of 333,333,333 shares to its CEO and an aggregate 458,333,333 shares to its Board of Directors. On January 21, 2025, the Company issued 749,999,999 shares. The remaining 41,666,667 shares are pending Board approval. All such shares are subject to 5-year vesting. As a result the Company recorded deferred stock compensation of $485,668 or approximately $0.0003 at June 30, 2025, stock compensation expense of $63,967 for the shares that vested, and stock payable of $12,500.

NOTE 8– Stockholders’ Equity

On January 15, 2024, the Board of Directors ratified a previously awarded equity grant of 750,000,000 shares to its CEO and an aggregate 430,560,000 shares to its Board of Directors. On February 22, 2024, the Company issued 1,180,560,000 shares. As a result the Company recorded deferred stock compensation of $352,351 or approximately $0.0003 per share for the six months ended June 30,2024 and stock compensation expense of $40,217 considering the 5 years vesting schedule for accounting purposes.

On January 15, 2025, the Board of Directors ratified a previously awarded equity grant of 333,333,334 shares to its CEO and an aggregate 458,333,336 shares to its Board of Directors. On January 21, 2025, the Company issued 749,999,999 shares. The remaining 41,666,667 shares are pending Board approval. All such shares are subject to 5-year vesting. As a result, the Company recorded deferred stock compensation of $485,668 or approximately $0.0003 at June 30, 2025, stock compensation expense of $63,967 for the shares that vested, and stock payable of $12,500.

NOTE 9 – Subsequent Events

In September 2025, the Company amended two convertible notes with principal amount of $240,000 and $41,158, to extend the maturities by two years, with no changes to existing terms and no additional OID.

End of Financial Statements

F-10

Item 4.	Exhibits.

		Incorporated by Reference			Filed or Furnished
No.	Exhibit Description	Form	Date Filed	Number	Herewith

2.1	Certificate of Incorporation	1-A	10/29/2021	2.1
2.2	Certificate of Amendment to Certificate of Incorporation filed May 16, 2011	1-A	10/29/2021	2.2
2.3	Certificate of Amendment to Certificate of Incorporation filed June 22, 2021	1-A	10/29/2021	2.3
2.4	Bylaws	1-A	10/29/2021	2.4
2.5	Agreement of Merger and Plan of Merger and Reorganization between GelStat, a Minnesota corporation and GelStat Corporation, a Delaware corporation	1-A	10/29/2021	2.5
2.6	Certificate of Merger of Foreign Corporation into a Domestic Corporation	1-A	10/29/2021	2.6
3.1	Certificate of Designation of Series A Preferred Stock filed July 6, 2021	1-A	10/29/2021	3.1
4.1	Form of Subscription Agreement	1-A	10/29/2021	4.1
4.2	Security Agreement between Company and Quick Capital, LLC	1-A/A	11/24/2021	4.2
4.3	Common Stock Purchase Agreement between the Company and Accredited Investor dated February 23, 2022	1-K	5/2/2022	4.3
4.4	Convertible Promissory Note between the Company and Accredited Investor dated February 23, 2022	1-K	5/2/2022	4.4
4.5	Convertible Promissory Note between the Company and Accredited Investor dated July 22, 2022	1-SA	10/3/2022	4.5
4.6	Common Stock Purchase Agreement between the Company and Accredited Investor dated July 22, 2022	1-SA	10/3/2022	4.6
4.7	Common Stock Purchase Warrant dated August 17, 2023	1-SA	10/12/2023	4.7
4.8	Convertible Note dated August 17, 2023	1-SA	10/12/2023	4.8
4.9	Asset Purchase Agreement	1-SA	10/12/2023	4.9
4.10	Duos Note	1-SA	10/12/2023	4.10
4.11	Duos Warrant Agreement	1-SA	10/12/2023	4.11
4.12	Employment Agreement between the Company and Javier G. Acosta	1-K	5/7/2024	4.12
99.1	Press Release Announcing Entry into Agreement with Duos	1-SA	10/12/2023	99.1

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 29, 2025	GelStat Corp.

	By:	/s/ Javier Acosta
Javier Acosta
Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issue and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Adrian Goldfarb	Director and Chairman	September 29, 2025
Adrian Goldfarb

/s/ Javier Acosta	Principal Executive Officer and Principal Financial and Accounting Officer	September 29, 2025
Javier Acosta

8